2025
ANNUAL REPORT
Chemung Financial Corporation





Bank Anywhere, Anytime.

ALBANY
132 State St., Albany
65 Wolf Rd., Albany
581 Loudon Rd., Latham
1365 New Scotland Rd., Slingerlands

BRADFORD
5 W. Main St., Canton
159 Canton St., Troy

BROOME
127 Court St., Binghamton
100 Rano Blvd., Vestal

CAYUGA
110 Genesee St., Auburn
185 Grant Ave., Auburn

CHEMUNG
One Chemung Canal Plaza, Elmira
628 W. Church St., Elmira
100 W. McCanns Blvd., Elmira Heights
29 Arnot Rd., Horseheads
602 S. Main St., Horseheads
951 Pennsylvania Ave., Southport

CORTLAND
1094 Highway 222, Cortland

ERIE
5529 Main St., Williamsville

SARATOGA
25 Park Ave., Clifton Park
3057 Route 50, Saratoga Springs

SCHENECTADY
2 Rush St., Schenectady

SCHUYLER
303 W. Main St., Montour Falls
318 N. Franklin St., Watkins Glen

SENECA
54 Fall St., Seneca Falls

STEUBEN
201 Bath Plaza, Bath
149 W. Market St., Corning

TIOGA
203 Main St., Owego
405 Chemung St., Waverly

TOMPKINS
909 Hanshaw Rd., Ithaca
304 Elmira Rd., Ithaca

1

Financial Highlights

(in thousands, except per share data and employee count)

Operating Results - Year Ended December 31:	2025	2024	% of Change
Net interest income	$87,157	$74,059	0.5%
Provision (credit) for credit losses (1)	4,437	(46)	N/M
Other operating income:			
Securities losses, net	(17,498)	-	N/M
Wealth Management Group fee income	11,945	11,573	3.2%
Other income	13,498	11,657	15.8%
Other operating expenses	70,729	67,250	5.2%
Income tax expense	4,832	6,414	(24.7)%
Net income	$15,104	$23,671	(36.2)%
At Year End:			
Assets	$2,710,235	$2,776,147	(2.4)%
Loans, net of deferred loan fees	2,269,561	2,071,419	9.6%
Allowance for credit losses	24,209	21,388	13.2%
Deposits	2,270,674	2,396,883	(5.3)%
Shareholders' equity	254,709	215,309	18.3%
Employees (full-time equivalent)	346	343	1.5%
Share and Per Share Data:			
Net income	3.14	4.96	(36.7)%
Book value, at year end	52.97	45.13	17.4%
Tangible book value, at year end	48.43	40.55	19.4%
Dividends declared	1.32	1.24	6.5%
Shares outstanding (average)	4,804	4,770	0.7%
Ratios:			
Allowance for credit losses to total loans	1.07%	1.03%	
Return on average assets	0.55%	0.86%	
Return on average equity	6.40%	11.53%	
Return on average tangible equity	7.05%	12.90%	
Efficiency ratio (adjusted)	63.00%	68.89%	
Trust Assets Under Administration (market value):			
as Fiduciary	$1,910,935	$1,814,885	5.3%
as Custodian	427,480	397,079	7.7%
	$2,338,415	$2,211,964	5.7%

Common Stock Market Prices and Dividends Paid During Past Two Years:

December 31, 2025	High	Low	Dividends
4th Quarter	$60.59	$50.00	$0.34
3rd Quarter	54.10	49.14	0.34
2nd Quarter	48.92	40.73	0.32
1st Quarter	53.98	44.80	0.32

December 31, 2024	High	Low	Dividends
4th Quarter	$55.10	$46.30	$0.31
3rd Quarter	50.48	43.90	0.31
2nd Quarter	48.00	39.41	0.31
1st Quarter	49.94	41.21	0.31

2

Dear Shareholders,

Chemung Financial Corporation delivered positive results in 2025, demonstrating the ongoing strength of our strategy and the effectiveness of our operating model. By remaining true to our community banking roots, we continue to serve our stakeholders thoughtfully, while balancing prudent risk management, disciplined capital allocation, and a commitment to exceptional customer service.

Net income and earnings per share were $15.1 million and $3.14, which included the impact of balance sheet repositioning efforts and the sale of a former branch property, each occurring in the second quarter. Excluding the impact of one-time items in the second quarter, net income and earnings per share were $27.9 million and $5.80, representing increases of 17.8 percent and 16.9 percent from 2024 respectively.

The Corporation's stock performed well, moving positively with the market and outperforming peers in both share price and total shareholder return. We increased our dividend by $0.03, or 9.7 percent, and total shareholder return was 17.3 percent. These results reflect the value of our principled client-first focus that defines our community banking model.

Loan growth was robust across the franchise, with total loans rising nearly 10 percent and commercial loans growing 14 percent. We increased our allowance for credit losses to align with this robust loan growth, while our percentage of non performing loans and non performing assets remained low. Non-performing loans totaled $7.9 million at the end of 2025, a decrease of $1.1 million, while non-performing assets finished the year at $8.2 million compared to $9.6 million at the end of 2024.

The Canal Bank Division delivered strong results as we continued to execute our strategic growth plan in Western New York. The Williamsville banking center led all branches in new consumer loan production and landed atop the franchise's performance scorecard. Both deposit and loan growth have exceeded expectations, and commercial lending in the market grew significantly, with total commercial loans exceeding $219 million by year end in the market. This figure represents more than 10 percent of the Company's total loan portfolio. We are encouraged by the strong performance in the market as we continue to deliver on our community focused banking promise.

To support the momentum at Canal Bank, we added seasoned leaders to our Wealth Management and Business Banking teams during the year, strengthening our presence in this important market. Due to this expanded staffing, we leased space for a new representative office located in the heart of Downtown Buffalo at 500 Pearl Street. This office will enhance capacity while raising brand visibility. Additionally, we have identified a location for a new, freestanding, full-service branch in West Seneca and are evaluating sites for a third Canal Bank branch in the market.

The Chemung Canal and Capital Bank regions also had strong performances. In the Chemung Canal region, commercial loan balances grew nearly 12 percent, supported by continued credit discipline. Capital Bank's commercial loan portfolio surpassed $1.2 billion while generating more than $1.2 million in loan fees during 2025.

The Company's Wealth Management Group contributed meaningfully to earnings, with the market value of trust assets under administration finishing 2025 at $2.34 billion, an increase of 5.7 percent year over year. Fee income grew 3.2 percent. Capital Bank's Wealth Management team had strong results, where revenue was $1.99 million. This was an improvement of nearly eight percent year over year and represented 17 percent of total wealth management revenue.

During the second quarter, we completed a significant repositioning of our balance sheet through the sale of long-dated, lower-yielding securities. This transaction supported growth, added liquidity, and will materially improve future profitability. This transaction was coupled with the issuance of $45 million of investment-grade rated subordinated debt to further support our growth initiatives. While our balance sheet is very strong, we remain focused on continuing to improve liquidity and capital in 2026 to support sustainable earnings growth.

Operationally, we made meaningful strides in efficiency and expense management. Due to these enhancements, the bank was able to grow in scale and complexity without increasing back-office headcount. Strategic vendor negotiations delivered enhanced services for colleagues and clients while generating significant cost savings. Digital enhancements, initial test cases of artificial intelligence tools, and robotic automation improved productivity, contributing to an efficiency ratio of 63.00 percent, compared to 68.89 percent in 2024.

Technological change continues to shape our landscape, influencing how customers engage with their financial institutions and how those institutions manage risk, efficiency, and growth. Advances in artificial intelligence, data analytics, and automation are creating new opportunities to enhance decision making, personalize service, and streamline operations. We remain committed to disciplined governance to ensure these initiatives are deployed responsibly, transparently, and in alignment with our risk appetite and values.

Our commitment to secure, user centered innovation extends across our digital services. Collectively, these services reflect our ongoing emphasis to deliver a strong and reliable digital experience that meets the evolving needs of consumers and businesses alike. In 2025, we launched a comprehensive redesign of our websites to better reflect the evolving expectations of our audiences. The new digital experience emphasizes intuitive navigation, streamlined content, and a modern, responsive interface.

Our Cash Management Department adopted several new solutions to simplify interactions and enhance security. Together, these tools reduce friction, eliminate manual steps, and give businesses more confidence and control in their financial workflows. Looking ahead, we will be overhauling our consumer and business digital banking services to provide improved mobile and desktop experiences, as well as introducing Zelle® for Business—a fast and safe way for businesses to send, receive, and request money from trusted customers and vendors.

Colleagues & Community

A significant leadership transition occurred during the year with the retirement of Thomas W. Wirth, Executive Vice President and Wealth Management Group Manager. Tom spent his entire career with the Company, starting in 1987, and his impact on our clients and communities has been tremendous. We are grateful for his contributions, and we extend our thanks and best wishes to Tom and his family.

Support of our communities is central to our mission. Every day, our employees volunteer with not-for-profit organizations that make an important difference in the lives of our clients, families, friends and neighbors. It is inspiring to see so many with leadership roles that strengthen the quality of life for so many. In 2025, 72 percent of our employees volunteered, representing nearly 13,000 hours. These volunteer hours supplemented nearly $750,000 in corporate contributions and sponsorships, creating a lasting positive force in our communities.

With tremendous respect and admiration, we acknowledge the passing of retired CEO and former Chairman of the Board John "Jack" Bennett, and retired board member William "Bill" Eggers. We will remember their many years of service and their enduring passion for this Corporation and our communities. They contributed significantly to the success of our Corporation and their impact is felt to this day.

Conclusion

Overall, 2025 was a strong year for our shareholders, clients, colleagues, and communities. We improved operating leverage, strengthened our balance sheet, expanded services, and delivered meaningful value to those we serve. These accomplishments helped the Company provide shareholders with a compelling return on their investment.

We enter 2026 with a clear and disciplined focus on strengthening our capabilities, enhancing customer service, and improving our processes to build greater scale, resiliency, and sustainable growth. While banking fundamentals have strengthened, heightened geopolitical uncertainty introduces new concerns. In this environment, our focus will remain nimble by closely monitoring risk and cybersecurity threats, maintaining strong liquidity and capital, and adapting quickly to changing conditions.

Our community banking model, grounded in local decision making and long standing relationships, positions us well to navigate these challenges. We are confident in the strength of our culture and the resilience of our strategic plan, and we look forward to the year ahead with continued discipline, focus, and a commitment to delivering reliable results for our stakeholders.

Thank you for your continued confidence and support.



Anders Tomson

Anders M. Tomson
President & CEO



David J Dalrymple

David J. Dalrymple
Chairman of the Board

Board of Directors

The Annual Meeting of Shareholders will be held virtually on Tuesday, June 2, 2026, at 2:00 p.m.



Anders M. Tomson
President & CEO
Chemung Financial Corporation,
Chemung Canal Trust Company,
& CFS Group, Inc.



Raimundo C. Archibold, Jr.
Managing Director,
Schwartz Heslin Group, Inc.



Ronald M. Bentley
Retired President & CEO
Chemung Financial Corporation,
Chemung Canal Trust Company,
& CFS Group, Inc.



David M. Buicko
President & CEO
Galesi Group



David J. Dalrymple
Chairman of the Board
Chemung Financial Corporation,
Chemung Canal Trust Company,
& CFS Group, Inc.; President
Dalrymple Gravel & Contracting



Robert H. Dalrymple
Vice President & Secretary
Dalrymple Holding Corporation
President, Seneca Stone
Corporation; Vice President,
Chemung Contracting Corporation



Richard E. Forrestel, Jr.
Treasurer
Cold Spring Construction Co.



Denise V. Gonick
Owner & Strategic Advisor
Cross Sound Concepts



Stephen M. Lounsberry III
President
Applied Technology
Manufacturing Corporation



Joseph F. Meade IV
President & CEO
Mercury Corporation Inc.



Jeffrey B. Streeter
President
Streeter Associates

G. Thomas Tranter, Jr.
Retired President
Corning Enterprises &
Director of Government Affairs
Corning Incorporated



Thomas R. Tyrrell
Vice President
NFP, an Aon Company



Executive Management Team

Anders M. Tomson
President & CEO
Chemung Financial Corporation,
Chemung Canal Trust Company,
& CFS Group, Inc.



L. Dale Cole
Executive Vice President
Chief Information Officer



Peter K. Cosgrove
Executive Vice President
Chief Credit Officer

Vincent M. Cutrona
President
Canal Bank Division



Daniel D. Fariello
President
Capital Bank Division



Kimberly A. Hazelton
Executive Vice President
Retail Client Services



Scott T. Heffner
Senior Vice President
Director of Marketing



Jeffrey P. Kenefick
Regional President
Chemung Canal Division



Kathleen S. McKillip
Senior Vice President
Corporate Secretary



Dale M. McKim III
Executive Vice President
Chief Financial Officer
& Treasurer



Mary E. Meisner
Executive Vice President
Chief Risk Officer

This discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995. The Corporation intends its forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in these sections. All statements regarding the Corporation's expected financial position and operating results, the Corporation's business strategy, the Corporation's financial plans, forecasted demographic and economic trends relating to the Corporation's industry and similar matters are forward-looking statements. These statements can sometimes be identified by the Corporation's use of forward-looking words such as "may," "will," "anticipate," "estimate," "expect," or "intend." The Corporation cannot guarantee that its expectations in such forward-looking statements will turn out to be correct. The Corporation's actual results could be materially different from expectations because of various factors, including changes in economic conditions or interest rates, credit risk, inflation, tariffs, cybersecurity risks, changes in FDIC assessments, bank failures, difficulties in managing the Corporation's growth, competition, changes in law or the regulatory environment, and changes in general business and economic trends. Information concerning these and other factors can be found in the Corporation's 2025 Annual Report on Form 10-K. These filings are available publicly on the SEC's website at http://www.sec.gov, on the Corporation's website at http://www.chemungcanal.com or by written request to: Kathleen S. McKillip, Corporate Secretary, Chemung Financial Corporation, One Chemung Canal Plaza, Elmira, NY 14901.

Except as otherwise required by law, the Corporation undertakes no obligation to publicly update or revise its forward-looking statements, whether as a result of new information, future events or otherwise. Form 10-K Annual Report: A copy of the Corporation's Form 10-K Annual Report is available without charge to shareholders after April 23, 2026, upon written request to the Corporation's secretary. A copy is also available on our Transfer Agent, Equiniti Trust Company's website at www.astproxyportal.com/ast/01079.



Capital Bank Advisory Board

Jessie Albert
Chief Operating Officer
Dawn Homes Management LLC

Carl Becker
Vice President & Counsel
The Windsor Companies

Kenneth Brownell
Managing Director
Vanguard-Fine, LLC

Jonathan deForest
President & Principal
BBL Construction Services, LLC

Michael Elmendorf
President & CEO
Associated General Contractors of NYS

Paola Horvath
Owner
Orange Theory Fitness

Gerald Jennings
Former Mayor
City of Albany

Spencer Jones
Senior Vice President, Operations
Cass Hill Development

Robert L. Kind
Managing Shareholder
Teal, Becker & Chiaramonte CPAs

Raymond Kinley, Jr.
Retired President & CEO
Clough Harbour & Associates

John Maloy
Managing Partner
James H. Maloy, Inc.

Ashok Rametra
Managing Partner
Rametra Real Estate Group and ATEC Group

Jacqueline Rosetti-Falvey
President
Rosetti Properties



Senior Vice Presidents

Laura Bennett
Retail Lending

Christopher Coletta
Commercial Lending

Catherine Crandall
WMG Estate Administration

Shelby Fay
WMG Investment Services

Nathan Gage
WMG Retirement Services

Elizabeth Kraus
Commercial Lending

Mark Lasch
WMG Investment Services

David Paul
WMG Investment Services

Eric Spriegel
Commercial Lending

Joseph Tascone
WMG Investment Services

Thomas Whitaker
Finance

Vice Presidents

Michael Blatt
WMG Investment Services

Gregory Bruno
Business Banking

Peter Capozzola
WMG Investment Services

Christopher Conklin
Information Security

Alison Conklin-Devita
Regulatory Risk

Jennifer Cruise
WMG Support Services

Joshua Cukerstein
Commercial Lending

Bryce Cutler
Business Banking

Justin Faulkner
CFS Group

Yvette Francisco
Loan Review

Kari Guagenti
Commercial Lending

Kevin Harrigan
Commercial Lending

Darick Harriger
Information Technology

Michael Hart
WMG Estate Administration

James Hartle
Branch Administration

Kristen Henderson
Operations & Technology Division

Gregory Horton
Finance

Joseph Jansen
Product Management

Mary Keefe
Business Services

David Kovalefsky
Finance

James Kresge
Commercial Credit

Danielle Krisko
Commercial Lending

Evan Maloney
Commercial Lending

Sarah Manasse
Commercial Lending

Rose May
Commercial Lending

Mary Anne Narosky
Business Client Services

Michael Novotny
Branch Administration

Nino Pellegrino
Business Banking

Jennifer Sczepanski
Branch Administration

John Stempin
Finance

Gregory Stewart
WMG Investment Services

Billie Taft-Sitler
Commercial Lending

Schuyler Tilly Jr.
Commercial Lending

Kristina Vaselewski
WMG Prestige Banking

Renée Wheeler
Business Banking

Cortni Wickham
Commercial Credit

Tyler Wilson
Compliance

Assistant Vice Presidents

Christina Allen
Cortland

Bruce Boughton
Montour Falls & Watkins Glen

Kevin Brimmer
WMG Retirement Services

Heidi Cleary
Resource Recovery

Pamela Colomaio
Bath & Corning

Kathleen Cook
Assistant Corporate Secretary

Sarah Darling
Human Resources

Jebb Dennis
Enterprise Project Management

Austin Farrell
WMG Estate Administration

Deborah French
Main Office

Judith Frisk
Arnot Road & Westside

Michelle Goca
Latham

Tara Humphrey
Loan Operations

Christine Iles
Horseheads

Tonya Johnson
Regulatory Risk

Carol Kane
Southport

Barbara Keller
Indirect Lending

Cassandra Kerr
Williamsville

Zachary Knapp
Municipal Banking

Megan Kozdemba
Real Estate Lending

Heather Machmer
Commercial Lending

Andrea McClure
WMG Tax Services

Julianne Meeker
Reporting & Automation

Lenora Phillips
Real Estate Lending

Sarah Pitcher
Seneca Falls & Grant Avenue

Kyle Reyell
Schenectady & Wolf Rd

Jody Scott
Elmira Heights

Maxwell Sergovich
Business Banking

Veronica Seymour
Canton & Troy

Connie Sibrava
WMG Administration

Ashley Skiff
Account Services

Sara Soprano
WMG Retirement Services

Charolette Truxal
Binghamton & Vestal

Mary Beth Uebrick
Real Estate Lending

Heidi Wahl
WMG Estate Administration

Tracey Wardwell
Clifton Park & Wilton

Sue Williams
Owego & Waverly

Sarah Williamson
Business Services

Lauren Zell
WMG Retirement Services



Assistant Treasurers

Jacob Aquilio
Finance

Wendy Bixler
Logistical Support

Amy Fassett
Real Estate Lending

Erica Gaylord
Branch Administration

Jolie Guiles
Contact Center

Delores Hudson
Regulatory Risk

Jessica Khan
Community Corners

Alice Kiser
Regulatory Risk

COMMUNITY SUPPORT

Our 2025 Giving in Action



12,904 Hours Volunteered

Over **70%** of our employees volunteered.

247 Employee Volunteers

Chemung Financial Corporation

2025 ANNUAL REPORT

Saratoga Springs
Auburn
Williamsville
Seneca Falls
Clifton Park
Schenectady
Latham
Albany
Slingerlands
Cortland
Ithaca
Bath
Watkins Glen
Montour Falls
Corning
Horseheads
Elmira
Southport
Owego
Binghamton
Vestal
Waverly
NEW YORK
PENNSYLVANIA
Troy
Canton









Chemung Canal Trust Company

CFS GROUP, INC.

CANAL BANK
A Division of Chemung Canal Trust Company

CAPITAL BANK
A division of Chemung Canal Trust Company